
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

January 26, 2009

Via Fax & U.S. Mail

Mr. Ben K. Wells
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126

> **Re:** **Burger King Holdings, Inc.**
> **Form 10-K for the year ended June 30, 2008**
> **File No. 001-32875**

Dear Mr. Wells:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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Form 10-K for the year ended June 30, 2008
Management's Discussion and Analysis
Overview, page 42

1. We note that you present a summary of revenues and income from operations by reportable segment. In addition to this summary, we believe you should present a summary of your revenues and operating income generated by your two principal business activities, operation of Company-owned restaurants and franchise operations. We believe this summary would assist investors in understanding that, although the majority of your revenues are generated by your Company-owned restaurants, the operating margin of such restaurants is substantially lower than the operating margin of your franchise operations. See FR-72 for guidance.

2. In connection with the presentation of a summary of your operations, as suggested above, we believe you should add disclosure of (i) the disadvantages and risks of your restaurant ownership mix similar to the discussion on page 22, and (ii) the fact that your operating results are closely tied to the success of your franchisees.

Consolidated Statements of Operations, page 72

3. We note that your franchise revenues are greater than 10% of your total revenues. As a result, the costs and expenses applicable to your franchise revenues should be stated separately on the face of your statements of income. See Rule 5-03(b)(1) and (2) of Regulation S-X. Similarly revise your Selected Financial Data on page 38.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief